File No. 812-14140

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Amended and restated application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

In the Matter of

USAA ASSET MANAGEMENT COMPANY

USAA INVESTMENT MANAGEMENT COMPANY

USAA ETF TRUST

9800 Fredericksburg Road
San Antonio, Texas 78288

Please send all communications to:

James G. Whetzel, Executive Director and Secretary
USAA Asset Management Company
USAA Investment Management Company
9800 Fredericksburg Road
San Antonio, TX  78288-0227

Page 1 of 51 numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on September 19, 2013

I.

TABLE OF CONTENTS
 Page

I.       Actively-Managed Exchange-Traded Funds                           3
A.        Applicants.                                       3
1.    The Trust.                                       3
2.    The Advisor.                                      3
3.    The Distributor.                                    4
B.        The Funds and their Investment Objectives                        4
1.        The Initial Funds and their Investment Objectives.                       5
2.        All Funds and their Investment Objectives.                        8
3.        Benefits of Funds to Investors.                               10
4.        Benefits of Section 12(d)(1) Relief.                                10
C.        Capital Structure and Voting Rights; Book Entry.                      10
D.        Exchange Listing.                                     11
E.        Purchases and Redemptions of Shares and Creation Units.                   11
1.     General                                        11
2.        Placement of Orders to Purchase Creation Units                      11
a.      General                                        11
b.      NSCC Process, DTC Process and Process for the Funds                14
c.      Transaction Fees                                  15
d.      Timing and Transmission of Purchase Orders                      15
3.        Payment for Creation Units                               16
a.      General                                        16
b.      Global and Foreign Funds                               16
4.        Rejection of Creation Unit Purchase Orders                         16
5.        Redemption                                     17
6.        Pricing of Shares                                    18
F.        Dividends, Distributions and Taxes.                           19
G.        Distribution Reinvestment Program.                          19
H.        Shareholder Transaction and Operational Fees and Expenses.               22
I.        Availability of Information.                               22
J.        Sales and Marketing Materials; Prospectus Disclosure.                   23
K.        Third-Party Broker-Dealer Issues.                            23
II.       Funds of Actively-Managed Exchange-Traded Funds                      24
A.        The Investing Funds.                                 24
B.        Proposed Transactions.                                24
C.        Fees and Expenses.                                  24
D.        Conditions and Disclosure Relating to Section 12(d)(1) Relief.               25
III.           Request for Exemptive Relief and Legal Analysis                        25
A.        Sections 2(a)(32) and 5(a)(1) of the 1940 Act.                           25
B.        Section 22(d) of the 1940 Act and Rule 22c-1 Under the 1940 Act.              26
C.        Section 22(e) of the 1940 Act                          29
D.        Sections 17(a)(1) and 17(a)(2) of the 1940 Act Relating to ETF Relief               30

i

E.        Section 12(d)(1) of the 1940 Act.                        33
F.        Sections 17(a), 17(b) and 6(c) of the 1940 Act Relating to Section 12(d)(1) Relief                             37
G.        Discussion of Precedent.                                                                                                                            38
IV.           Conditions                                                                                                                                                        38
A.        ETF Relief.                                                                                                                                                    39
B.        Section 12(d)(1) Relief.                                                                                                                                39
V.           Names and Addresses                                                                                                                                     42
VI.           Procedural Matters, Conclusion, Signatures and Verification                                                                  43

ii

In the Matter of: USAA ASSET MANAGEMENT COMPANY USAA INVESTMENT MANAGEMENT COMPANY USAA ETF TRUST 9800 Fredericksburg Road San Antonio, TX 78288 File No. 812-14140
Amended and restated application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

SUMMARY OF APPLICATION

In this amended and restated application (“Application”), USAA Asset Management Company (the “USAA AMC”), USAA Investment Management Company (“USAA IMC”) and USAA ETF Trust (the “Trust” and, collectively with USAA AMC and USAA IMC, “Applicants”) request an order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act (“Order”).

Applicants are seeking an Order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the 1940 Act and Rule 22c-l under the 1940 Act (“ETF Relief”) to permit the Trust to create and operate actively-managed investment series of the Trust (“Initial Funds”) that will offer exchange-traded shares (“Shares”).

The Securities and Exchange Commission (the “Commission”) has issued orders on exemptive applications that involve actively-managed exchange-traded funds (“ETFs”) seeking relief substantially identical to the relief that Applicants are requesting.1

-------------------------------------------------------------

1 See, e.g., In the Matter of Exchange Traded Spreads Trust, et al., Investment Company Act Release Nos. 30346 (January 9, 2013) (notice) and 30378 (February 5, 2013) (order); In the Matter of Pyxis Capital, L.P., et al., Investment Company Act Release Nos. 30316 (December 21, 2012) (notice) and 30352 (January 16, 2013) (order); In the Matter of Franklin Advisers, Inc., et al., Investment Company Act Release Nos. 30312 (December 19, 2012) (notice) and 30350 (January 15, 2013) (order); In the Matter of AllianceBernstein Active ETFs, Inc., et al., Investment Company Act Release Nos. 30305 (December 13, 2012) (notice) and 30343 (January 8, 2013) (order); In the Matter of T. Rowe Price Associates, Inc., et al., Investment Company Act Release Nos. 30299 (December 7, 2012) (notice) and 30336 (January 2, 2013) (order); In the Matter of Legg Mason ETF Trust, et al., Investment Company Act Release Nos. 30237 (October 22, 2012) (notice) and 30265 (November 16, 2012) (order); In the Matter of IndexIQ Advisors LLC and IndexIQ Active ETF Trust, Investment Company Act Release Nos. 30166 (August 13, 2012) (notice) and 30198 (September 10, 2012) (order); In the Matter of Arrow Investment Advisers, LLC and Arrow Investments Trust, Investment Company Act Release Nos. 30100 (June 7, 2012) (notice) and 30127 (July 3, 2012) (order); In the Matter of Federated Investment Management Company and Federated ETF Trust, Investment Company Act Release Nos. 30093 (June 1, 2012) (notice) and 30123 (June 26, 2012) (order); In the Matter of Northern Trust Investments, Inc. et al., Investment Company Act Release Nos. 30045 (April 24, 2012) (notice) and 30068 (May 22, 2012) (order).

Applicants request that the Order apply not only to the Initial Funds, but also to any future series of the Trust offering exchange-traded Shares, as well as other future open-end management companies offering exchange-traded Shares that may utilize active management investment strategies (collectively, “Future Funds”). Any Future Fund will (a) be advised by USAA AMC, or an entity controlling, controlled by, or under common control with USAA AMC (each entity included in the term “Advisor”), and (b) comply with the terms and conditions of the Application. The Initial Funds and Future Funds together are the “Funds.” Each Fund will operate as an actively-managed ETF.

The Order would permit (i) Shares of the Funds to trade on national securities exchanges, as defined in Section 2(a)(26) of the 1940 Act (each, a “Stock Exchange”) at prices set by the market rather than at net asset value per Share (“NAV”); (ii) certain Funds that invest in foreign equity securities to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption; (iii)  Shares to be redeemable in large aggregations only (“Creation Units”); and (iv) certain affiliated persons of the Trust to buy securities from, and sell securities to, the Funds in connection with the purchase and redemption of Creation Units.

Shares of each Fund will be purchased from the Trust in Creation Units. Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a Stock Exchange. The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit. In addition, Applicants are requesting that the Order permit the Funds to issue Shares in less than Creation Unit size to investors participating in the Distribution Reinvestment Program (as defined below).

Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act” and such persons registered under the Exchange Act, “Broker” or “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) apply to: (1) with respect to Section 12(d)(1)(B), any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Funds within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act, as well as any principal underwriter for the Fund and any Brokers selling Shares of a Fund to an Investing Fund, as defined below; and (2) with respect to Section 12(d)(1)(A), each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act2 and that enters into a FOF Participation Agreement (as defined herein) to acquire Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their

2 “Same group of investment companies” as used in the Application refers to the definition in Section 12(d)(1)(G)(ii) of the 1940 Act.

principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations mandated by Section 12(d)(1)(B) (“Section 12(d)(1) Relief”). 3

All entities that currently intend to rely on the Order are named as Applicants. Any entity that relies on the Order in the future will comply with the terms and conditions of this Application. An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company. In connection with the Section 12(d)(1) Relief, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

I. Actively-Managed Exchange-Traded Funds

A. Applicants.

1.            The Trust.

The Trust is a statutory trust organized under the laws of the State of Delaware and will be registered with the Commission as an open-end management investment company. The Trust will be organized as a series fund consisting of multiple series with actively-managed portfolios pursuant to registration statements on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933 (“Securities Act”) and the 1940 Act.  The Trust is overseen by a board of trustees (the “Board”) which will maintain the composition requirements of Section 10 of the 1940 Act.4 Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-diversified” under the 1940 Act. Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company (“RIC”) diversification requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

2.            The Advisor.

USAA AMC will be the investment advisor to the Initial Funds. USAA AMC is a Delaware corporation, with its principal office in San Antonio, Texas. USAA AMC is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”). Any other Advisor to a Fund will be registered as an investment adviser under the Advisers Act.  The Advisor, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund. The Advisor will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and

----------------------------------------------------------

3 Certain Future Funds may invest in other open-end and/or closed-end investment companies and/or ETFs in excess of the limits in Section 12(d)(1)(A) of the 1940 Act (each such Fund, a “FOF ETF”). In no case will a Fund that is a FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

4 The term “Board” includes any board of directors or trustees of a Future Fund, if different.

administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund. The Advisor may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Funds (each a “Subadvisor”). Any Subadvisor will be registered under the Advisers Act or not subject to such registration.5

3.            The Distributor.

The Trust will enter into a distribution agreement with one or more distributors. USAA IMC, an affiliate of the Advisor, will act as the distributor and principal underwriter of the Initial Funds (the “Distributor”). The Distributor is a Delaware corporation, with its principal office in San Antonio, Texas. The Distributor is registered as a broker-dealer under the Exchange Act and is also registered as an “investment adviser” under Section 203 of the Advisers Act. The Distributor will distribute Shares on an agency basis. The Distributor will be identified as such in the current prospectus (“Prospectus”) for each Fund and will comply with the terms and conditions of this Application. Applicants request that the Order requested herein apply to any additional or future distributor of the Funds (each included in the term “Distributor”), which also would be a Broker and would comply with the terms and conditions of the Application. The Distributor of any Fund may be an affiliated person of the Advisor and/or Subadvisors.

           No Distributor, Advisor, Subadvisor, Trust, or Fund is, or will be, affiliated with any Stock Exchange.

B. The Funds and their Investment Objectives

1.           The Initial Funds and their Investment Objectives.

Each Fund may invest in Portfolio Positions (as defined below) in accordance with its investment objective, the requirements of the 1940 Act and rules thereunder, and the Fund’s registration statement.  The following chart summarizes the proposed investment objective and principal investment strategy of each Initial Fund:

-------------------------------------------------------

5 The Advisor, as well as the Distributor, each have adopted a code of ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). In addition, the Advisor will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Advisor or associated person (“Inside Information Policy”). Any Advisor to a Future Fund or Subadvisor to a Fund will adopt and maintain a similar code of ethics and inside trading policy and procedures. In accordance with the Code of Ethics and Inside Information Policy of the Advisor, or similar code, policy, and procedures of a Subadviser, personnel of those entities with knowledge about the composition of the Deposit and Redemption Instruments (defined below) will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

Fund	Investment Objective	Principal Investment Strategy
Cornerstone Moderately Aggressive Fund	Capital appreciation with a secondary focus on current income
The Fund invests in equity securities, bonds, money market instruments, and other instruments. The Fund will have a target asset class allocation of approximately 60% equity securities and 40% fixed income securities. The actual asset class allocation can deviate from time to time from these targets as market conditions warrant.

Dividend Equity Fund	Current income with the prospect of increasing dividend income and the potential for capital appreciation
The Fund normally invests at least 80% of its assets in common stocks that normally pay dividends.  This 80% policy may be changed upon at least 60 days’ written notice to shareholders.  Although the Fund will invest primarily in U.S. Securities, it may invest up to 20% of its total assets in foreign securities including securities in emerging markets.

Flexible Income Fund	Total return through a combination of income and capital appreciation
Under normal market conditions, the Fund will invest in income-producing securities that carry the most attractive opportunity for total return, regardless of maturity or credit rating. In addition to investment-grade U.S. bonds, the Fund also may invest to a significant extent in high-yield bonds, bank loans, non-dollar-denominated bonds, preferred stocks, and common stocks.

Global Managed Volatility Fund	Long-term capital appreciation, while attempting to reduce volatility during unfavorable market conditions
The Fund employs several strategies across multiple asset classes in seeking to achieve its objective. The Fund’s principal strategy is to combine a portfolio of domestic and foreign equity and debt securities with the use of alternative investment strategies to provide growth with greater downside risk controls.   In an attempt to reduce the Fund’s volatility over time, the Fund may implement an option-based risk-management strategy.

High Income Fund	High current income and secondarily capital appreciation
The Fund primarily invests its assets in a broad range of U.S. dollar-denominated high-yield securities, including bonds (often referred to as “junk” bonds), convertible securities, leveraged loans, or preferred stocks, with an emphasis on non-investment-grade securities.  Although the Fund will invest primarily in U.S. securities, it may invest without limit in dollar-denominated foreign securities and to a limited extent in non-dollar-denominated foreign securities, including in each case emerging markets securities.

Intermediate Term Bond Fund	High current income without undue risk to principal
The Fund normally invests at least 80% of its assets in a broad range of debt securities that have a dollar-weighted average portfolio maturity between three to 10 years. This 80% policy may be changed upon at least 60 days’ written notice to shareholders.

Precious Metals and Natural Resources Fund	Long term capital appreciation and to protect the purchasing power of your capital against inflation

The Fund normally invests at least 80% of its assets in equity securities of domestic and foreign companies principally engaged in the exploration, exploitation, or processing of gold and other precious metals and natural resources, such as platinum, silver, copper, oil, natural gas, and other metals, minerals and energy related companies. This 80% policy may be changed upon at least 60 days’ written notice to shareholders.

Real Return Fund	Total return that exceeds the rate of inflation over an economic cycle
The Fund’s principal investment strategy is to invest in a portfolio of investments that the adviser believes will have a total return that exceeds the rate of inflation over an economic cycle. Such assets may include inflation-linked securities, fixed-income securities, including bank loans, non-U.S. dollar instruments, including foreign currencies, equity securities  and commodity-linked instruments.

Short-Term Bond Fund	High current income consistent with preservation of principal
The Fund normally invests at least 80% of its assets in a broad range of investment-grade debt securities that have a dollar-weighted average portfolio maturity of three years or less. This 80% policy may be changed upon at least 60 days’ written notice to shareholders.

Tax Exempt Intermediate-Term Fund	Interest income that is exempt from federal income tax

The Fund invests primarily in investment-grade securities the interest from which is exempt from federal income tax. During normal market conditions, at least 80% of the Fund’s net assets will consist of tax-exempt securities. The Fund’s dollar-weighted average portfolio maturity is between three and 10 years.

Tax Exempt Long-Term Fund	Interest income that is exempt from federal income tax

The Fund invests primarily in investment-grade securities the interest from which is exempt from federal income tax.  During normal market conditions, at least
80% of the Fund’s net assets will consist of tax-exempt securities. The Fund’s dollar-weighted average portfolio maturity is ten years or more.

Tax Exempt Short-Term Fund	Interest income that is exempt from federal income tax

The Fund invests primarily in investment-grade securities the interest from which is exempt from federal income tax. During normal market conditions, at least 80% of the Fund’s net assets will consist of tax-exempt securities. The Fund’s dollar-weighted average portfolio maturity is three years or less.

Total Return Strategy Fund	Capital appreciation through the use of a dynamic allocation strategy, across stocks, bonds, and cash instruments

The Fund's assets are invested
pursuant to a dynamic allocation strategy, which allows the Fund's investment adviser to invest at any given time a portion or substantially all of the Fund's assets allocated to it in stocks or bonds, and/or cash equivalents.  The Fund may employ an option-based risk-management strategy by purchasing and/or selling options on component indices or individual securities.

Ultra Short Term Bond Fund	High current income consistent with preservation of principal

The Fund’s principal investment strategy is to normally invest at least 80% of the Fund’s assets in investment-grade debt securities that have a dollar-weighted average portfolio maturity of 18 months (one and a half years) or less.

Each Fund will periodically change the composition of its portfolio and will provide market participants information regarding any change in portfolio composition on the following business day (T+1), the first day that such security would be reflected in the Fund’s NAV.  Each Fund will disclose the Portfolio Positions that will be used to calculate its NAV on any day that a Fund is open, including as required by Section 22(e) of the 1940 Act (“Business Day”), prior to the commencement of trading on a Stock Exchange on which its Shares are listed.6

2.           All Funds and their Investment Objectives.

The Funds may invest in equity securities (“Equity Funds”) or fixed income securities (“Fixed Income Funds”) traded in the U.S. or non-U.S. markets. The Equity Funds that invest in equity securities traded in the U.S. market (“Domestic Equity Funds”), Fixed Income Funds that invest in fixed income securities traded in the U.S. market (“Domestic Fixed Income Funds”) and Funds that invest in equity and fixed income securities traded in the U.S. market (“Domestic Blend Funds”) together are “Domestic Funds.” Funds that invest in foreign and domestic equity securities are “Global Equity Funds.” Funds that invest in foreign and domestic fixed income securities are “Global Fixed Income Funds.” Funds that invest in equity securities or fixed income securities traded in the U.S. or non-U.S. markets are “Global Blend Funds” (and collectively with the Global Equity Funds and Global Fixed Income Funds, “Global Funds”). Funds that invest solely in foreign equity securities are “Foreign Equity Funds,” Funds that invest solely in foreign fixed income securities are “Foreign Fixed Income Funds” and Funds

-----------------------------------------------------

6  Each Fund will publish its Portfolio Positions once each Business Day.

that invest solely in foreign equity and foreign fixed income securities are Foreign Blend Funds (and collectively with Foreign Equity Funds and Foreign Fixed Income Funds, “Foreign Funds”).

Each Fund will invest in accordance with its investment objective and the requirements of the 1940 Act and rules thereunder. Each Fund will consist of a portfolio of securities (including fixed income and/or equity securities) and/or currencies, other assets, and other positions traded in U.S. and/or non-U.S. markets (“Portfolio Positions”). Funds may, among other things, hold short-sale positions (“Short Positions”), ETFs, real estate investment trusts (“REITs”), mortgage- or asset-backed securities, including TBA Transactions,7 bank loans, depository receipts or depository shares, forward commitment transactions,8 forward foreign currency contracts, options contracts, futures contracts, swap agreements, money market instruments, cash and cash equivalents, certain of which may settle in securities markets outside the United States, including in emerging markets.9 Each Fund may invest in American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) representing foreign securities (collectively, “Depositary Receipts”). Depositary Receipts are typically issued by a financial institution (“Depositary”) and evidence ownership in a security or pool of securities that have been deposited with the Depositary.10 A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available. In addition, to the extent required by then-current Commission (including the Commission’s staff) positions regarding open-end companies, and as necessary for the arbitrage process, each Fund’s Portfolio Positions will be liquid. Each Fund’s investment objective and investment strategy are not considered to be fundamental and can be changed without a vote of its shareholders.

Each Fund’s investment objectives, policies and investment strategies will be fully disclosed in its Prospectus and statement of additional information (“SAI”).

7 A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

8  In a forward commitment transaction, the buyer/seller enters into a contract to purchase/sell specific securities for a fixed price at a future date beyond normal settlement time.

9 If a Fund invests in derivatives: (a) the Board periodically will review and approve (i) the Fund’s use of derivatives and (ii) how the Fund’s investment adviser assesses and manages risk with respect to the Fund’s use of derivatives; and (b) the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

10 With respect to ADRs, the Depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. ADRs are registered under the Securities Act on Form F-6. ADR trades occur either on a Stock Exchange or off-exchange. Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depositary may be a foreign or U.S. entity, and the underlying securities may have a foreign or U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated person of Applicants, the Future Funds, the Advisor or any Subadviser will serve as the Depositary for any Depositary Receipts held by a Fund.

3.         Benefits of Funds to Investors.

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of creating a Creation Unit to be broken down into individual Shares. As described below, Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their NAV should ensure that the Shares will not trade at a material discount or premium in relation to their NAV. Applicants also expect that the Stock Exchange specialists (the “Specialists”) or market makers (“Market Makers”), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors. As in the case of other active ETFs, the Funds will issue Shares that can be bought or sold like stocks any time throughout each trading day at market prices that do not differ materially from NAV; may be relatively tax-efficient investment vehicles to the extent that certain Funds can minimize capital gains by eliminating from the portfolio low cost basis securities through the in-kind redemption process; will publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and will promptly reinvest interest or other distributions received on Portfolio Positions.

4.           Benefits of Section 12(d)(1) Relief.

If Section 12(d)(1) Relief is granted, the Funds will offer the Investing Funds the benefits noted above.

C. Capital Structure and Voting Rights; Book Entry.

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at such Fund’s expense through the customary practices and facilities of the DTC and DTC Participants.

D. Exchange Listing.

Shares will be listed on a Stock Exchange and traded in the secondary market in the same manner as other equity securities and ETFs. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant, as defined below, or make a market in Shares.  Neither the Advisor nor the Distributor nor any affiliated person of the Advisor, its promoter or principal underwriter will maintain a secondary market in Shares. It is expected that the Stock Exchange will select, designate, or appoint one or more Specialists or Market Makers for the Shares of each Fund.11  As long as the Funds operate in reliance on the requested Order, the Shares will be listed on a Stock Exchange.

E. Purchases and Redemptions of Shares and Creation Units.

1.            General

The Trust will offer, issue and sell Shares of each Fund to investors in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. In addition, the Trust may issue Shares in less than Creation Unit size to investors participating in a Distribution Reinvestment Program, described below.  The NAV of each Fund is expected to be determined as of 4:00 p.m. Eastern Time (“ET”) on each Business Day, which is defined to include any day that the Trust is open for business as required by Section 22(e) of the 1940 Act. The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 25,000 Shares and the trading range of a Share will range from $10 to $200.  Each Fund reserves the right to declare a stock split if the trading price over time exceeds the maximum estimated price per share.  Creation Units of the Initial Funds and Future Funds may be purchased and/or redeemed entirely for cash, as detailed under the procedures described below.

2.           Placement of Orders to Purchase Creation Units

a.	General

 In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited

--------------------------------------------------

11  If Shares are listed on The NASDAQ Stock Market LLC (“Nasdaq”) or a similar electronic Stock Exchange (including NYSE Arca), one or more member firms of that Stock Exchange will act as a Market Maker and maintain a market for Shares trading on that Stock Exchange.  On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker or Specialist will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed in Section III.D. below.

circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).12  On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.”  In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions),13 except:

(a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;14 or

(c) TBA Transactions, Short Positions and other positions that cannot be transferred in kind15 will be excluded from the Creation Basket.16

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Balancing Amount”).  A difference may occur where the market value of the Creation Basket changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a) to the extent there is a Balancing Amount, as described above;

---------------------------------------------

12 The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A. The Prospectus for a Fund will also state that an Authorized Participant that is not a ‘Qualified Institutional Buyer,’ as defined in Rule 144A under the Securities Act, will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A.

13 The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for the Business Day.

14 A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

15 This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

15 Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

(b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c) if, upon receiving a purchase or redemption order from an Authorized Participant (as defined below), the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;17

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process (each process defined below); or (ii) in the case of Global and Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global or Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.18

Each Business Day, before the open of trading on the Stock Exchange where the Fund is listed, the Fund will cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day.  The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either: (1) a “participating party,” i.e., a Broker or other participant in the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any

----------------------------------------------------------

17  In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors.  For instance, in bond transactions, the Advisor may be able to obtain better execution than Share purchasers because of the Advisor’s size, experience and potentially stronger relationships in the fixed income markets.  Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective.  In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption.  As a result, tax considerations may warrant in-kind redemptions.

18  A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

case, has executed a participant agreement with the Distributor and the transfer agent with respect to the creation and redemption of Creation Units (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant to purchase a Creation Unit.

b.	NSCC Process, DTC Process and Process for the Funds

Purchase orders for creations and redemptions of each Fund’s Creation Units will be processed either through an enhanced clearing process or through a manual clearing process as described immediately below. Settlement and clearing of foreign securities presently cannot be made using either the NSCC or DTC clearing processes (the “NSCC Process” and “DTC Process,” respectively). This is true for current ETFs which hold foreign securities (see international iShares and the international Vanguard ETFs, for example).

For Global or Foreign Funds, once a purchase order has been placed with the Distributor, the Distributor will inform the Advisor and the Fund’s custodian (the “Custodian”). The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the Custodian or appropriate sub-custodians, on behalf of itself or the beneficial owner, the relevant Deposit Instruments and/or cash.  Deposit Instruments and/or cash must be delivered to the accounts maintained at the Custodian or applicable sub-custodians. If applicable, the sub-custodians will confirm to the Custodian that the required cash and/or Deposit Instruments have been delivered. The Distributor will then furnish the purchaser with a confirmation and the Prospectus.

The Shares of each Fund will clear and settle in the same manner as the shares of other ETFs and Deposit Instruments will settle in the same manner as other relevant instruments. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Other fixed income instruments and non-U.S. fixed income instruments will settle in accordance with the normal rules for settlement of such instruments in the applicable market.

Equity securities will be processed either through an enhanced clearing process or through a manual clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the CNS System of the NSCC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF securities. This enhanced clearing process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (i.e., the DTC Process), which is available to all DTC participants, involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the simultaneous movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

The Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Instruments and/or cash and will instruct the movement of Shares only upon validation that such instruments have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and/or cash and will generally occur on a settlement cycle of T+3 Business Days or shorter.19 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares.

c.	Transaction Fees

A Fund may recoup the settlement costs charged by NSCC and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units (“Transaction Fee”). For this reason, investors purchasing or redeeming through the DTC Process may pay a higher Transaction Fee than will investors doing so through the NSCC Process.

The Transaction Fees, if any, will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined by the Advisor to be appropriate in order to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.20  The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.21  Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Positions. Variations in the Transaction Fee may be made from time to time.

d.	Timing and Transmission of Purchase Orders

All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date.  In the case of custom orders, the order must be received by the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the order is effected at the NAV calculated on the Transmittal Date.  On days when a Stock Exchange or the bond market close earlier than normal, the Funds may require custom orders to be placed earlier in the day.

---------------------------------------------
19  Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Positions through the Shares’ T+3 settlement date. As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of Portfolio Positions, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds. The Market Makers, arbitrageurs, and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

20 In all cases, the Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

21 Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments in accordance with Section I.E.2. of this Application, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Deposit Instruments and/or cash, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation to those placing purchase orders.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Instruments and/or any applicable cash (the Deposit Instruments or Redemption Instruments plus any applicable cash determined in accordance with Section I.E.2, a “Creation Deposit”) have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Creation Deposit has not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Creation Deposit as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. The Participant Agreement may contain further detail relating to such collateral procedures.

3.           Payment for Creation Units

a.	General

Persons purchasing Creation Units from the Funds must transfer the Creation Deposit, plus the applicable Transaction Fee. With respect to any cash payment the purchaser will make a cash payment by 12:00 p.m. ET on the Business Day following the date on which the request was accepted by the Distributor (T+1). The Creation Deposit must be received by 12:00 p.m. ET on the third Business Day following the date on which the request was accepted by the Distributor (T+3).

b.	Global and Foreign Funds

An in-kind purchase of a Creation Unit of a Global Fund or Foreign Fund will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Advisor and the Custodian. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner on whose behalf it is acting, the relevant Creation Deposit. Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the 1940 Act. The instruments and the number of the Deposit Instruments change and are rebalanced from time to time by the Advisor in light of the investment objective of such Fund.

4.           Rejection of Creation Unit Purchase Orders

As noted above, the Fund and/or Distributor may reject any order to purchase Creation Units that is not submitted in proper form. A Fund may reject a purchase order transmitted to it by the Distributor, for example, if:

(1)  the purchaser or group of related purchasers, upon obtaining the Creation Units, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(2)  the acceptance of the Creation Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code;

(3)  the acceptance of the Creation Deposit would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who is banned from trading in securities;

(4)  the acceptance of the Creation Deposit would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Trust or on the rights of beneficial owners; or

(5)  there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Advisor, the transfer agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

5.           Redemption

Just as Shares can be purchased from a Fund only in Creation Units, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event the Fund is liquidated).22 To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV next determined after the request is received. The Trust has, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in all cash, in-kind or a combination of both, provided the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Shares of such Fund. Investors purchasing or redeeming Creation Units

-------------------------------------------

22 In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Positions to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the Shares of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board, in its sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all beneficial owners with an “in-kind” election for beneficial owners owning in excess of a certain stated minimum amount.

entirely in cash will be required to use the DTC Process rather than the NSCC Process in accordance with the procedures set forth in Section I.E.2.b. of the Application.

Redemptions of Creation Units will occur through procedures that are analogous (in reverse) to those for purchases. All requests for redemption are subject to acceptance by the Trust and must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares of the relevant Fund, which delivery must be made to the Trust through, or outside, the DTC Process, according to the procedures set forth in the Participant Agreement. Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement. An entity redeeming Shares in Creation Units outside the NSCC Process or entirely in cash may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.

When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Units from the entity placing the request to the Fund corresponding with a delivery of the requisite amounts of each of the Redemption Instruments from the Fund to the entity placing the redemption request. Because the DTC Process involves a non-automatic line-by-line position movement of the underlying Redemption Instruments and Shares, both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each underlying Portfolio Instrument. Transmission of the Balancing Amount and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system. An entity redeeming Shares in Creation Units using the DTC Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.

For Global and Foreign Funds, a redemption request will not be made through DTC. The Advisor may adjust the Transaction Fee imposed on a redemption wholly or partly in cash to take into account any additional brokerage or other transaction costs incurred by the Fund.

The right to redeem Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, except as subsequently provided in the request for relief from Section 22(e) with respect to certain Global  and Foreign Funds.

6.           Pricing of Shares

The price of Shares will be based on a current bid/offer in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Positions held by the Fund. Shares of a Fund, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on the Stock Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund.

Transactions involving the purchases or sales of Shares on the Stock Exchange will be subject to customary brokerage fees and charges.

Applicants believe that the existence of a continuous market for Shares, together with the publication by the Stock Exchange of the current market value of the sum of the Portfolio Positions that were publicly disclosed prior to the commencement of trading in Shares on the Stock Exchange, will be key features of the Trust particularly attractive to certain types of investors.

F. Dividends, Distributions and Taxes.

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly or more frequent basis. Dividends will be paid to beneficial owners of record (“Beneficial Owners”) in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to beneficial owners of Shares. Dividend payments will be made through DTC and the DTC Participants to beneficial owners of record with amounts received from each Fund.

Each Fund will make additional distributions to the extent necessary (i) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

G. Distribution Reinvestment Program.

The Applicants believe it is appropriate to give investors the option to purchase additional individual Shares through a “Distribution Reinvestment Program.”  The Trust will make the DTC Dividend Reinvestment Service available for use by Beneficial Owners through DTC Participants for reinvestment of their cash dividends.  Some DTC Participants may not elect to utilize the DTC Dividend Reinvestment Service.  Thus, Beneficial Owners will be encouraged to contact their broker to ascertain the availability of the DTC Dividend Reinvestment Service through such broker.  DTC Participants whose customers participate in the program will have the distributions of their customers automatically reinvested in additional whole Shares issued by the Funds at NAV per Share.  Shares will be issued at NAV under the DTC Dividend Reinvestment Service regardless of whether the Shares are trading in the secondary market at a premium or discount to NAV as of the time NAV is calculated.  Thus, Shares may be purchased through the DTC Dividend Reinvestment Service at prices that are higher (or lower) than the contemporaneous secondary market trading price.23 The DTC

----------------------------------------

23 While the NAV may differ from the secondary market price of a Share, Applicants expect the arbitrage mechanism present in fully transparent ETFs to keep any such differences immaterial.

Dividend Reinvestment Service differs from dividend reinvestment services offered by broker-dealers in two key ways.  First, in dividend reinvestment programs typically offered by broker-dealers, the additional Shares are purchased in the secondary market at current market prices at a date and time determined by the broker-dealer at its discretion.  Shares purchased through the DTC Dividend Reinvestment Service are purchased directly from the Fund on the date of the distribution at the NAV per share on such date.  Second, in dividend reinvestment programs typically offered by broker-dealers, shareholders are typically charged a brokerage or other fee in connection with the secondary market purchase of shares.  Brokers typically do not charge customers any fees for reinvesting distributions through the DTC Dividend Reinvestment Service.

The DTC Dividend Reinvestment Service will be operated by DTC in exactly the same way it runs such service for other open-end management investment companies.  The initial decision to participate in the DTC Dividend Reinvestment Service is made by the DTC Participant.  Once a DTC Participant elects to participate in the DTC Dividend Reinvestment Service, it offers its customers the option to participate.  Beneficial Owners will have to make an affirmative election to participate by completing an election notice.  Before electing to participate, Beneficial Owners will receive disclosure describing the terms of the DTC Dividend Reinvestment Service and the consequences of participation.  Brokers providing the DTC Dividend Reinvestment Service to their customers will determine whether  to charge Beneficial Owners a fee for this service.  Typically, brokers do not charge for this service.  Beneficial Owners will inform their broker of their election to participate, and the broker will in turn notify DTC either directly or through its clearing firm.  The notification to DTC will include the number of Shares held by each customer participating in the program so that the Funds will know how many Shares to issue.  On the payment date for any distribution, DTC will receive from the Funds the number of whole Shares to be deposited in each customer account, plus cash reflecting fractional Shares.  Because reinvested dividends do not require liquidation of Portfolio Positions, the Fund will save the costs associated with liquidation that would otherwise be incurred.

The Prospectus will make clear to Beneficial Owners that the Distribution Reinvestment Program is optional and that its availability is determined by their broker, at its own discretion.  Broker-dealers are not required to utilize the DTC Dividend Reinvestment Service, and may instead offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices or no dividend reinvestment program at all.  As noted above, to participate in the Distribution Reinvestment Program, Beneficial Owners will have to make an affirmative election to participate by completing an election notice.

Beneficial Owners will be provided, in advance of making this election, the disclosure referenced above about the DTC Dividend Reinvestment Service, along with Prospectus disclosure that makes clear the terms of the Distribution Reinvestment Program and the consequences of participation.  This disclosure will include a clear and concise explanation that under the Distribution Reinvestment Program Shares will be issued at NAV, which could result in such Shares being acquired at a price higher (or lower) than that at which they could be sold in the secondary market on the day they are issued (this will also be clearly disclosed in the Prospectus).  As a result, Beneficial Owners will be able to make a fully informed decision on whether to participate in the Distribution Reinvestment Program.

           The Distribution Reinvestment Program is reasonable and fair because it is voluntary in nature and each Beneficial Owner will have in advance accurate and explicit information that makes clear the terms of the Distribution Reinvestment Program and the consequences of participation.  The Distribution Reinvestment Program does not involve any overreaching on the part of any person concerned because it operates the same for each Beneficial Owner who elects to participate, and is structured in the public interest because it is designed to give those Beneficial Owners who elect to participate a convenient and efficient method to reinvest distributions without paying a brokerage commission and without necessarily paying a fee (as noted above brokers may charge a fee, but typically do not).  Commissions and other transaction costs in broker sponsored plans could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market.  Further, the factors discussed above make it clear that the Distribution Reinvestment Program is structured to ensure that the Program does not invoke any of the conditions identified in Section 1(b) of the 1940 Act that the 1940 Act is designed to eliminate or mitigate as contrary to the protection of investors.

The Distribution Reinvestment Program meets the standards for exemptive relief under Section 6(c) of the 1940 Act, which provides that exemptive relief is appropriate if the exemption is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act; and the Program meets the standards for exemptive relief under Section 17(b) of the 1940 Act, which provides that exemptive relief is appropriate if the Commission finds that “the terms of the proposed transaction. . . are reasonable and fair and do not involve any overreaching on the part of any person concerned . . . and the proposed transaction is consistent with the general purposes” of the 1940 Act. The Commission recently has granted exemptive relief to permit the operations of an ETF based on an exemptive application stating that the ETF would allow shareholders to purchase shares directly from the ETF through the DTC book entry dividend reinvestment service.24

           As noted above, broker-dealers, at their own discretion, may also offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices. With respect to dividend reinvestment programs offered by broker-dealers, Beneficial Owners will be encouraged in the Prospectus to consult the broker-dealer for further information on its dividend reinvestment program.  The Prospectus will also caution interested Beneficial Owners that they should note that each broker-dealer may require such owners to adhere to specific procedures and timetables in order to participate in the dividend reinvestment program and that the Beneficial Owners should ascertain from their broker-dealer the necessary details.  Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares.  Brokerage commissions and other costs, if any, incurred to purchase Shares in the secondary market with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.  Applicants are unaware of any broker-dealer that offers both its own dividend reinvestment service as well as the DTC

-----------------------------------------------------

24 See In the Matter of Precidian ETFs Trust, et al., Investment Company Act Release Nos. 30101 (June 8, 2012) (notice) and 30129 (July 5, 2012) (order).

Reinvestment Service.  Therefore, it is not anticipated that broker-dealers will offer their customers the option to choose between the plans.

H. Shareholder Transaction and Operational Fees and Expenses.

No sales charges for purchases of Shares of any Fund will be imposed by any Fund or the Advisor. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares. From time to time and for such periods as the Advisor in its sole discretion may determine, the Transaction Fees for purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board.

All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the Funds, except to the extent specifically assumed by the Advisor or some other party.

Each Fund’s investment management contract with the Advisor and the fees payable thereunder will be approved as required by Section 15(a) and Section 15(c) of the 1940 Act and will comply with the provisions of the Advisers Act. For its services, the Advisor will receive a management fee, accrued daily and paid monthly, on an annualized basis of a specified percentage of the average daily net assets of each Fund. The management fees paid by the various Funds may differ, and the management fees payable by each Fund pursuant to the investment management contract will be disclosed in its relevant Prospectus.

The Advisor or any other service provider for the Funds may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the Funds.

I. Availability of Information.

A great deal of information will be available to prospective investors about the Funds. The Funds’ website, which will be publicly available prior to the public offering of Shares, will include a Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”),25 and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The website and information will be publicly available at no charge.26

----------------------------------------------------

25 The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Stock Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

26 Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, each Fund will be able to disclose at the

Investors interested in a particular Fund can also obtain its Prospectus, SAI, Shareholder Reports, Form N-CSR and Form N-SAR, filed twice a year. The Prospectus, SAI and Shareholder Reports are available free upon request from the Trust or Fund, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares will be listed on a Stock Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. The Stock Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Portfolio Positions that were publicly disclosed prior to the commencement of trading in Shares on the Stock Exchange. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

J. Sales and Marketing Materials; Prospectus Disclosure.

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Trust will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “actively-managed exchange-traded fund.” No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units or Shares are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund (other than pursuant to the Distribution Reinvestment Program) and tender those Shares for redemption to a Fund in Creation Units only.

K. Third-Party Broker-Dealer Issues.

A Prospectus will disclose that the proposed method by which Shares will be purchased

--------------------------------------------------

beginning of the Business Day the portfolio that will form the basis for its NAV calculation at the end of the Business Day.

and traded may raise certain issues under applicable securities laws. Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Brokers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a Broker firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. Of course whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular case, and Brokers and their clients should understand that the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

II. Funds of Actively-Managed Exchange-Traded Funds

A. The Investing Funds.

As discussed above, the Investing Funds will be registered management investment companies (“Investing Management Company”) and registered unit investment trusts (“Investing Trust”) that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment advisor within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Advisor”) that does not control, is not controlled by or under common control with the Advisor. Each Investing Management Company may also have one or more investment advisors within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-Advisor”). Each Investing Fund Advisor and any Investing Fund Sub-Advisor will be registered as an investment adviser under the Advisers Act.

B. Proposed Transactions.

Applicants propose that the Investing Funds be permitted to invest in the Funds (other than a FOF ETF) beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

C. Fees and Expenses.

Shares of the Funds will be sold without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D. Conditions and Disclosure Relating to Section 12(d)(1) Relief.

Applicants must seek to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Advisor that is the same as the Investing Fund Advisor or Sponsor. To address these concerns, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.

III. Request for Exemptive Relief and Legal Analysis

Applicants request the Order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.  Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

A. Sections 2(a)(32) and 5(a)(1) of the 1940 Act.

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares only in Creation Units.

Investors may purchase Shares from each Fund only in Creation Units or through a Distribution Reinvestment Program. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. The Applicants expect that the market price of Creation Units will be disciplined by arbitrage opportunities and that investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current index-based and actively-managed ETFs to redeem their shares only in Creation Units. While Applicants recognize that the potential for more significant deviations between a security’s Bid/Ask Price and NAV may exist with actively-managed ETFs, that is not the case here since each Fund’s portfolio holdings will be fully transparent. As noted above, each Fund will disclose daily on its website on each Business Day, before commencement of trading of Shares on the Stock Exchange, the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of that Business Day. Since market participants will be aware, at all times, of each Fund’s Portfolio Positions which form the basis for its NAV calculation, the risk of material deviations between NAV and market price is similar to that which exists in the case of index-based ETFs and other actively-managed ETFs. Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion. Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B. Section 22(d) of the 1940 Act and Rule 22c-1 Under the 1940 Act.

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on a Stock Exchange. The Shares will trade on and away from a Stock Exchange27 at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another Broker in the sale of Shares.

In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain immaterial. Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Further, the Applicants believe it is appropriate to give Beneficial Owners the ability to purchase additional Shares through the Distribution Reinvestment Program at NAV.  The

-------------------------------------

27 Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

Applicants do not believe the fact that the NAV may be higher (or lower) than the price at which Shares might otherwise be contemporaneously purchased in the secondary market should result in a different conclusion.  Otherwise, shareholders who wish to reinvest distributions in order to benefit from increased holdings and compounding would have two options: (1) participate in an automatic distribution reinvestment program offered by their broker or adviser (if available), or (2) purchase additional Shares through a secondary market transaction.  In each case, they would likely pay a brokerage commission or other fee.  These commission and other transaction costs could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market.  In addition, in each case there would likely be a delay between the date the distribution is paid by the Fund and the date on which this distribution could be reinvested in additional Shares.

The Applicants believe the ability to reinvest distributions without incurring additional brokerage costs and without a significant delay between receipt and reinvestment represents a significant improvement over the current options available to shareholders and is a significant additional benefit to shareholders.  The Applicants do not believe the mere fact that the Funds are exchange traded funds should prohibit the Funds from offering their Beneficial Owners these enhanced benefits, which are already available to other fund shareholders, including shareholders of other ETFs.28

The Applicants do not believe that providing Beneficial Owners with an added optional benefit (the ability to reinvest in Shares at NAV) changes Beneficial Owners’ expectations about the Funds or the fact that individual Fund Shares trade at secondary market prices.  The Applicants believe Beneficial Owners (other than Authorized Participants) generally expect to buy and sell individual Shares only through secondary market transactions at market prices and that such owners will not be confused by the Distribution Reinvestment Program.  The Applicants do not believe Beneficial Owners will be confused or disadvantaged in anyway by having the ability to reinvest distributions at NAV while being unable to redeem shares purchased through the Distribution Reinvestment Program at NAV.  Since the Distribution Reinvestment Program will be described fully in each Fund’s Registration Statement, Beneficial Owners’ expectations as to the key features of their investment will be set prior to their investment in a Fund.  Beneficial Owners will be able to make a fully informed decision on whether to participate in the Distribution Reinvestment Program.  Those who do not find this feature appealing are free to not invest in the Fund or to decline participation in the Distribution Reinvestment Program.

Applicants thus believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and

------------------------------------------------

28 The Applicants note that the number of Shares issued through the Distribution Reinvestment Program will be only a small percentage of the number of Shares issued in Creation Units and, therefore, the Applicants believe the reported benefits of ETFs, such as reduced operational and transaction costs, will not be diminished if the Funds implement the Distribution Reinvestment Program.  The Applicants also note that they do not believe the issuance of Shares under the Distribution Reinvestment Program will have a material effect on the overall operation of the Funds, including on the efficiency of the arbitrage mechanism inherent in ETFs.

redeeming Creation Units (including purchases pursuant to the Distribution Reinvestment Program). Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C. Section 22(e) of the 1940 Act

Applicants seek an Order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the 1940 Act to certain Global and Foreign Funds under the circumstances described below.29

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…

Applicants observe that the settlement of redemptions of Creation Units of the Global and Foreign Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants are aware that, under certain circumstances, the delivery cycles for transferring Portfolio Positions to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days, rather than the seven (7) calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Positions of each Global or Foreign Fund customarily clear and settle, but in all cases no later than fourteen (14) days following the tender of a Creation Unit.

With respect to Future Funds that are Global Funds or Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein. The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each affected Global and Foreign Fund. Except as disclosed in the Prospectus and/or SAI for any Future Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Global and Foreign Funds relating to those countries or regions are expected to be made within seven (7) days.

Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within a

--------------------------------------

29 Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

maximum of 14 calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within 14 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Positions of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Unit beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a potentially higher redemption Transaction Fee, may be required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Global or Foreign Funds that do not effect redemptions in-kind.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of 14 calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application has been granted previously.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that an Order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Global Funds or Foreign Funds.

D. Sections 17(a)(1) and 17(a)(2) of the 1940 Act Relating to ETF Relief

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind.

Unless the Commission, upon application pursuant to Section 17(b) of the 1940 Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the 1940 Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof.

Section 17(a)(2) of the 1940 Act makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal - knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

The Funds may be deemed to be controlled by an Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Advisor (an “Affiliated Fund”).

An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the 1940 Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the 1940 Act defines “control” as

…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the 1940 Act as well. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

There exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor a first-tier affiliate of that Fund under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act. In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of such Affiliated Funds, making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Creation Deposit with a Fund in return for a Creation Unit (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption procedure with a Fund. Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers.

The Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchases and redemptions, respectively, and will correspond pro rata to the Fund’s Portfolio Positions, except as described above in Section I.E.2. of this Application.  Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Positions currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner, regardless of the identity of the purchaser or redeemer.

Any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Prospectus and SAI.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the 1940 Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Postitions held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Positions held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

E. Section 12(d)(1) of the 1940 Act.

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the 1940 Act.30  Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.31  In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.32  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress

-------------------------------------------------

30 In no case, however, will a Future Fund that is a FOF ETF rely on the exemption from Section 12(d)(1) being requested in this application.

31 House Hearing, 76th Cong., 3d Sess., at 113 (1940).

32 Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”33

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).34  These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).35

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that a Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order. Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Advisor, or Sponsor, any person controlling, controlled by, or under common control with such Advisor or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Advisor, the Sponsor, or any person controlling, controlled by, or under common control with such Advisor or Sponsor.

For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Advisor, any person controlling, controlled by, or under common control with an Investing Fund Sub-Advisor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Advisor or any person controlling, controlled by or under common control with the Investing Fund Sub-Advisor. The condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund

------------------------------------
33 House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

34 See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

35 Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

for which the Investing Fund Sub-Advisor or a person controlling, controlled by, or under common control with the Investing Fund Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between a Investing Fund or a Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Advisor, Investing Fund Sub-Advisor, Sponsor, promoter and principal underwriter of a Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.2 through B.4, and B.6 through B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Advisor, Investing Fund Sub-Advisor, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Advisor or Investing Fund Sub-Advisor, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would also have the ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A).

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Advisor, trustee of a Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Advisor, Trustee or Sponsor or an affiliated person of the Investing Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Advisor, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Advisor will waive fees otherwise payable to the Investing Fund Sub-Advisor, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Advisor, or an affiliated person of the Investing Fund Sub-Advisor, other than any advisory fees paid to the Investing Fund Sub-Advisor or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Advisor. In the event that the Investing Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.36

The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.37  No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that the Fund (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act), or (b) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund to (i) acquire shares of other investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling a Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest, in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.

On the basis of the foregoing, Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Funds, their principal underwriters

------------------------------------

36 Any references to NASD Conduct Rule 2830 includes any successor or replacement rule that may be adopted by FINRA.

37 Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

and any Brokers to sell Shares to an Investing Fund in excess of said limits satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

F. Sections 17(a), 17(b) and 6(c) of the 1940 Act Relating to Section 12(d)(1) Relief

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, the Fund could become an affiliated person or an affiliated person of an affiliated person of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by an Advisor. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)  the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)  the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)  the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.  Accordingly, Applicants also seek relief under Section 6(c).

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.38

Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

G. Discussion of Precedent.

The ETF Relief and Section 12(d)(1) Relief are substantially the same as relief previously granted by the Commission.39 The relief with respect to Applicant’s dividend reinvestment program is substantially the same relief previously granted by the Commission to Precidian ETFs Trust.40

38 To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover any in-kind transactions that would accompany such sales and redemptions.

39 See, supra, note 1.

40 See, supra, note 24.

IV. Conditions

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

A. ETF Relief.

1. As long as the Funds operate in reliance on the requested Order, the Shares of the Funds will be listed on a Stock Exchange.

2. Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund (other than pursuant to the Distribution Reinvestment Program) and tender those Shares for redemption to the Fund in Creation Units only.

3. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.

5. The Advisor or any Subadvisor, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively-managed exchange-traded funds.

B. Section 12(d)(1) Relief.

1. The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Advisor or a person controlling, controlled by or under common control with the Investing

Fund Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3. The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Advisor and any Investing Fund Sub-Advisor are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4. Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the disinterested directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment advisor(s), or any person controlling, controlled by or under common control with such investment advisor(s).

5. The Investing Fund Advisor, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Advisor, or Trustee or Sponsor, or an affiliated person of the Investing Fund Advisor, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Advisor, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Advisor will waive fees otherwise payable to the Investing Fund Sub-Advisor, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Advisor, or an affiliated person of the Investing Fund Sub-Advisor, other than any advisory fees paid to the Investing Fund Sub-Advisor or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Advisor. In the event that the Investing Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment advisor to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7. The Board of a Fund, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the

Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9. Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisors, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12. No Fund relying on this Section 12(d)(1) Relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that the Fund (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act), or (b) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund to (i) acquire shares of other investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions.

V. Names and Addresses

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that its address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to the persons identified on the cover of the Application.

VI.           Procedural Matters, Conclusion, Signatures and Verification

Applicants have attached the resolutions adopted by the Trust and the required verifications.

Brooks Englehardt is authorized to sign and file this document on behalf of the Advisor.

Daniel McNamara is authorized to sign and file this document on behalf of the Distributor.

James G. Whetzel is authorized to sign and file this document on behalf of the Trust.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the Relief requested by this Application.

Dated: September 19, 2013

USAA Asset Management Company
By:	/s/ Brooks Englehardt________________
Name:	Brooks Englehardt________________
Title:	President__________________________

USAA Investment Management Company
By:	/s/ Daniel McNamara________________
Name:	Daniel McNamara__________________
Title:	President__________________________

USAA ETF Trust
By:	/s/ James G. Whetzel________________
Name:	James G. Whetzel__________________
Title:	Trustee __________________________

OFFICER’S CERTIFICATE

USAA ETF TRUST

The undersigned, James G. Whetzel, Trustee of USAA ETF Trust (the “Trust”), hereby certifies that the following is a copy of an Action By Written Consent of the Initial Trustee of the Trust, duly adopted by the initial Trustee of the Trust, and that these resolutions remain in full force and effect as of the date hereof:

 RESOLVED, that USAA ETF Trust be, and it hereby is, authorized to prepare and file with the U.S. Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and be it further

RESOLVED, that the officers of USAA ETF Trust be, and they hereby are, authorized to take any and all actions, which are necessary or appropriate to the filing of the application for an exemptive order by USAA ETF Trust as described in the foregoing resolution.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Company as of September 19, 2013.

/s/ James G. Whetzel____

James G. Whetzel, Trustee

OFFICER’S CERTIFICATE

USAA Asset Management Company

The undersigned, being duly elected Assistant Secretary of USAA Asset Management Company (the “Company”) does hereby certify that the attached resolutions were adopted by the Board of Directors via unanimous written consent and that such resolutions have not been amended, modified or superceded in any way as of the date of this Certificate.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the 1940 Act is the genuine signature of Brooks Englehardt, the duly elected and qualified President of the Company.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Company as of September 19, 2013.

/s/ Daniel Mavico______________

Daniel Mavico, Assistant Secretary

USAA ASSET MANAGEMENT COMPANY

RESOLVED,  that the President, any Vice President, the Treasurer or the Secretary of the Corporation be, and hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application, with USAA Asset Management Company being a named applicant in the application, for an exemptive order and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED,  that the officers of USAA Asset Management Company be, and they hereby are, authorized to take any and all actions, which are necessary or appropriate to the filing of the application for an exemptive order by USAA Asset Management Company as described in the foregoing resolution.

OFFICER’S CERTIFICATE

USAA Investment Management Company

The undersigned, being duly elected Assistant Secretary of USAA Investment Management Company (the “Company”) does hereby certify that the attached resolutions were adopted by the Board of Directors via unanimous written consent and that such resolutions have not been amended, modified or superceded in any way as of the date of this Certificate.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the 1940 Act is the genuine signature of Daniel McNamara, the duly elected and qualified President of the Company.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Company as of September 19, 2013.

/s/ Daniel Mavico____________

Daniel Mavico, Assistant Secretary

USAA INVESTMENT MANAGEMENT COMPANY

RESOLVED,  that the President, any Vice President, the Treasurer or the Secretary of the Corporation be, and hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application, with USAA Investment Management Company being a named applicant in the application, for an exemptive order and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED,  that the officers of USAA Investment Management Company be, and they hereby are, authorized to take any and all actions, which are necessary or appropriate to the filing of the application for an exemptive order by USAA Investment Management Company as described in the foregoing resolution.

Verification

State of Texas                                    )
                                                             )ss
County of Bexar                                )

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of USAA Asset Management Company; that he is President of such company; and that all actions taken by the members and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Brooks Englehardt________________
Name:	Brooks Englehardt________________
Title:	President__________________________

Verification

State of Texas                                           )
                                                                    )ss
County of Bexar                                       )

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of USAA Investment Management Company; that he is President of such company; and that all actions taken by the members and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Daniel McNamara________________
Name:	Daniel McNamara__________________
Title:	President__________________________

Verification

State of Texas                                    )
                                                             )ss
County of Bexar                                )

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of USAA ETF TRUST; that he is a Trustee of such company; and that all actions taken by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ James G. Whetzel_______________
Name:	James G. Whetzel__________________
Title:	Trustee __________________________